[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]

August 16, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. Judiciary Plaza

Washington, D.C. 20549

Attention: Max Webb and Johanna Losert

Re: American Home Mortgage Securities LLC

Registration Statement on Form S-3 relating to Mortgage

Pass-Through Certificates and Mortgage-Backed Notes (File No. 333-127036)

Dear Mr. Webb and Ms. Losert:

Our client, American Home Mortgage Securities LLC (the “Registrant”), has filed with the Securities and Exchange Commission, under EDGAR, the above-captioned registration statement on Form S-3.

As a general matter, and pursuant to our recent telephone conversations regarding the subsection entitled “—Derivatives Contracts” within that registration statement, we propose that such subsection be replaced in its entirety with the language attached hereto as Annex I.

The following responses are keyed to the numbered comments provided in your comment letter, dated August 4, 2005.

1.         You requested a legal analysis of how the derivative contracts meet the definition of an "asset-backed security" under Regulation AB. In particular, based on our telephone conversation, we understand you were focusing on how derivative contracts described in the seventh (previously sixth) bullet point of the attached Annex I (commonly referred to as "market value swaps") meet the definition of an "asset-backed security", and an analysis of why the posting of collateral pursuant to a derivative contract would not result in an impermissible "synthetic" security.

The introductory language in the revised disclosure attached as Annex I states generally that the derivatives will be used in a manner that reduces or alters risk resulting from the financial assets in the pool, and that the return on the offered securities will be based primarily on the performance of the financial assets in the pool. These are the essential elements of the principles-based distinction made in the adopting release for Regulation AB, between a permissible derivative and a non-permissible synthetic security. Interest rate and currency swaps are of course specifically mentioned in Regulation AB Item 1115 as permitted types of derivatives.

A market value swap might be used in a structure where the pooled assets are "hybrid ARMs," or mortgage loans that provide for a fixed rate period (for example, the first five years) and then convert by their terms to adjustable rate loans. Such a structure might provide that at a specified date near the end of the fixed rate period, the investors must tender their securities to the trustee who will then transfer the securities to other investors in a mandatory auction procedure. The market value swap would ensure that the original investors would receive at least par at the time of tender, by covering any shortfall between par and the then current market value of their securities. This represents a risk that is inherent in the hybrid ARMs, which may have a value of less than par at the end of the fixed rate period due to caps on the rate adjustment at that time or due to market conditions. The market value swap would not be referenced or linked to the value of any asset other than the financial assets in the pool or the offered securities. Note that under this structure, the financial assets themselves remain in the trust following the mandatory auction.

Regarding the posting of collateral in connection with a derivative contract, this would only be required as a result of a downgrade of the credit rating of the derivative counterparty, and not as an initial part of the securitization. The collateral would only serve to secure performance by the derivative counterparty under the contract in accordance with its terms. The presence of collateral does not change the payment obligations of the counterparty under the contract, or in any way cause the performance of the offered securities to be synthetically linked to the performance of the collateral. This posting of collateral is standard in derivatives transactions, and in fact is part of the criteria published by the rating agencies which rate structured finance transactions that include derivatives. To require a new derivative counterparty in the event of a downgrade would be inefficient for the transaction, and could limit the pool of available derivatives counterparties. Many derivatives counterparties insist on the right to post collateral in the event of a downgrade, and resist a requirement to terminate the derivative contract or transfer to a new counterparty in such event. Finally, the posting of collateral under a derivative contract -- which collateral generally consists of liquid, high quality securities -- is really just a way of shoring up the creditworthiness of the derivative counterparty. Investors in the offered securities would not in any way be looking to this collateral for payment or even analyzing its characteristics.

2.         In response to your comment we have revised the disclosure in the sixth (previously fourth) bullet point of the attached Annex I (commonly referred to as "credit default swaps"). We did not intend to draw a distinction between a swap or other type of derivative under this bullet point. All derivatives of this type would be as contemplated in Regulation AB Item 1114(a)(3), which are derivatives whose primary purpose is to provide credit enhancement for assets in the pool or for the offered securities. Any such derivatives would not be referenced or linked to the credit performance of any assets, other than financial assets included in the pool or the offered securities themselves, and therefore would not have any element consistent with a synthetic security.

3.         In response to your comment we have revised the disclosure in the seventh (previously sixth) bullet point of the attached Annex I. Please refer to the discussion in 1 above regarding why such market value swaps are permissible under Regulation AB.

4.         We have revised the disclosure to describe the generic terms of the derivatives. As disclosed, all derivative contracts will be documented using the standard forms of the International Swaps and Derivatives Association, and any collateral required under the derivative contracts would be posted in accordance with those forms. We are not able to provide at this time a description of any derivatives counterparties. In any takedown including derivatives, disclosure required about the derivatives counterparties in accordance with Regulation AB Item 1115 will be provided in the prospectus supplement.

We will contact you regarding the revised subsection; however, should you require additional information in the meantime, please feel free to contact my colleague, Alissa Sugerman at (212) 912-7560 or Richard Simonds at (212) 912-7472.

Very truly yours,

/s/ Steven S. Kudenholdt/RDS

Steven S. Kudenholdt

Thacher Proffitt & Wood LLP

Two World Financial Center

New York, New York 10281

Annex I

[This section will replace in its entirety the subsection entitled “—Swap and Yield Supplement Agreements” in the section entitled “Other Financial Obligations Related to the Securities” in the prospectus:]

Derivatives Contracts

The trustee on behalf of a trust fund may enter into derivative contracts with derivative counterparties. These derivative contracts will be used in a manner that reduces or alters risk resulting from the financial assets in the pool, but in a manner such that the return on the offered securities will continue to be based primarily on the performance of the financial assets in the pool. These derivative contracts may include the following:

•

interest rate cap contracts, which contain one or more strike rates and notional amounts, and which provide that the derivative counterparty will pay to the trust amounts based on the related notional amount and the excess, if any, of a specified floating rate over the related strike rate,

•

interest rate corridor contracts, which contain one or more strike rates, ceiling rates and notional amounts, and which provide that the derivative counterparty will pay to the trust amounts based on the related notional amount and the excess, if any, of a specified floating rate (but only up to the related ceiling rate) over the related strike rate,

•

interest rate swap agreements, which contain one or more fixed rates and notional amounts, and which provide that the derivative counterparty will pay to the trust net amounts based on the excess, if any, of a specified floating rate over the related fixed rate, and that the trust will pay to the derivative counterparty net amounts based on the excess, if any, of the related fixed rate over the specified floating rate, in each case based on the related notional amount,

•	currency swap agreements, which convert U.S. dollar payments to payments in a foreign currency, or vice versa, at one or more fixed exchange rates,
•	cross-currency swap agreements, which incorporate the elements of a currency swap agreement and an interest rate swap agreement as described above,
•

a derivative contract that provides credit enhancement for the financial assets in the pool or for the offered securities, under which the derivative counterparty will pay to the trust amounts calculated by reference to credit losses incurred on the pool assets or the offered securities,

•

market value swap agreements, where the derivative counterparty will pay to the trust or to holders of offered securities net amounts to the extent the market value of assets in the trust or of offered securities is less than the par amount of such assets or offered securities at a specified date or dates.

Floating rates may include rates based upon the London Interbank Offered Rate, or LIBOR, a specified bank’s prime rate or rates on U.S. Treasury obligations. Derivative contracts may also permit counterparties to exchange a floating rate obligation based upon one specified interest rate, such as

LIBOR, for a floating rate obligation based upon another specified interest rate, such as a U.S. Treasury Bill rate.

Any derivative contracts will be documented based upon the standard forms provided by the International Swaps and Derivatives Association, or ISDA. These forms generally consist of an ISDA master agreement, a schedule to the master agreement, and a confirmation, although in some cases the schedule and confirmation will be combined in a single document and the standard ISDA master agreement will be incorporated therein by reference. Standard ISDA definitions also will be incorporated by reference. Each confirmation will provide for payments to be made by the derivative counterparty to the trust, and in some cases by the trust to the derivative counterparty, generally based upon specified notional amounts and upon differences between specified interest rates or values. For example, the confirmation for an interest rate cap agreement will contain a schedule of fixed interest rates, generally referred to as strike rates, and a schedule of notional amounts, for each distribution date during the term of the interest rate cap agreement. The confirmation also will specify a reference rate, generally a floating or adjustable interest rate, and will provide that payments will be made by the derivative counterparty to the trust on each distribution date, based on the notional amount for that distribution date and the excess, if any, of the specified reference rate over the strike rate for that distribution date.

In the event of the withdrawal of the credit rating of a derivative counterparty or the downgrade of such credit rating below levels specified in the derivative contract (where the derivative contract is relevant to the ratings of the offered securities, such levels generally are set by the rating agencies rating the offered securities), the derivative counterparty may be required to post collateral for the performance of its obligations under the derivative contract, or to take certain other measures intended to assure performance of those obligations. Posting of collateral will be documented using the ISDA Credit Support Annex.

Derivative contracts will not include “total return swaps,” where one party pays all or a portion of the total return on a specified security or other asset, including interest , principal, and increase in market value of the specified security or asset, in exchange for an upfront payment or periodic payments including payments based on the decrease in market value of the specified security or asset. The terms of any derivative contract, including the related derivative counterparty, will be described in the accompanying prospectus supplement. Any derivative contract will be filed within 15 days of closing on a Form 8-K, along with the other operative agreements for the related securitization.